Question 77 H.  Changes in control of Registrant


Series 8 - SunAmerica Focused Small-Cap Value Portfolio

During the period ended October 31, 2010, the SunAmerica
Focused Equity Strategy Portfolio, a series of the registrant (the "Acquiring Portfolio"), sold shares of the SunAmerica Focused Small-Cap Value Portfolio, which is also a series of the registrant (the "Acquired
Portfolio"), through a series of transactions. As of April 30, 2010, the Acquiring Portfolio owned approximately 25.1% of the Acquired Portfolio. As of October 31, 2010, the Acquiring Portfolio owned approximately 22.0% of the Acquired Portfolio.